Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

September 20, 2007

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Novell, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2006 – Filed May 25, 2007
            Form 10-Q for the Quarterly Period Ended April 30, 2007 – Filed June 8, 2007
            File No. 000-13351

Dear Ms. Collins:

This letter responds to the comments included in your letter dated August 7, 2007, regarding Novell, Inc.‘s Form 10-K for the fiscal year ended October 31, 2006, filed May 25, 2007, and the Form 10-Q for the quarterly period ended April 30, 2007, filed June 8, 2007.

Form 10-K For the Fiscal Year Ended October 31, 2006

Consolidated Statements of Operations, page 59

1.

We note from you disclosures in Note B that for arrangements in which the Company does not have sufficient Novell-specific objective evidence for all undelivered elements and the arrangement does not provide for unspecified additional software product, all revenue is deferred until the only undelivered element is software maintenance or technical support at which time the entire fee is recognized ratably over the remaining maintenance or support term. Tell us where you classify these arrangements in your statement of operations (software licenses or maintenance, subscription, and services). Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Novell, Inc. Page 2 of 25	September 20, 2007

          Novell Response

We believe we have a rational, systematic and reasonable methodology, which has been consistently applied, to allocate the arrangement consideration between software licenses and maintenance and services for income statement classification and disclosure purposes. We believe our allocation methodology provides the most meaningful presentation and measure of the elements of revenue, cost of revenue and gross margin and complies fully with Rule 5-03 of Regulation S-X.

As discussed in Note B., “Summary of Significant Accounting Policies,” to our 2006 Form 10-K, we establish vendor-specific objective evidence (“VSOE”) of fair value for the elements in most of our transactions. However, there are certain arrangements for which we lack VSOE of fair value for one or more elements. When there is a lack of VSOE of fair value among arrangement elements, for income statement presentation purposes only, we classify the recognized revenue into software licenses or maintenance and services elements by first allocating recognized revenue to those elements for which we have VSOE of fair value and then allocating the remaining recognized revenue to those elements that lack VSOE of fair value. Arrangements for which we lack VSOE for more than one element occur infrequently and are immaterial in all periods.

For example, if we have a multiple-element arrangement where we have VSOE of fair value for the license element but lack VSOE of fair value for the maintenance element, we would recognize revenue from this arrangement ratably over the maintenance term, provided the maintenance was the only undelivered element, in accordance with SOP 97-2. As the revenue is recognized each reporting period, we would determine the ratio of total license (based on the license VSOE) to the total arrangement fee and apply that factor to the current period recognized revenue, classify that amount as license revenue and classify the residual amount of recognized revenue as maintenance and services. This income statement classification approach does not impact the timing or measurement of the revenue recognition for these elements.

Additionally, Rule 5-03 of Regulation S-X provides that each class identified in S-X Rule 5-03(b) which is not more than 10% of the sum of the items may be combined with another class. The total revenue for software arrangements for which we lack VSOE of fair value among the undelivered arrangement elements is less than 10% of our total revenues for all periods presented and is therefore, we believe, not required to be disclosed separately.

In determining our classification methodology for income statement presentation purposes, we considered several options, including classifying the entire arrangement fee as maintenance and services or as a separate revenue line item. However, we decided against such approaches in favor of the classification methodology discussed above because it allows the financial statement reader to evaluate our recognized revenue, and related cost of revenue, by its software license or maintenance and services components, which we consider to be more meaningful to stakeholders. Further, we would be unable to accurately allocate the associated costs into a separate line item. Such an allocation would be arbitrary and could potentially result in misleading conclusions concerning the gross margins of the different revenue streams as it would be difficult to accurately identify costs with the specific elements of a revenue arrangement.

Novell, Inc. Page 3 of 25	September 20, 2007

In order to clarify our income statement classification methodology, we will revise the following disclosure to the Revenue Recognition and Related Reserves section of our Summary of Significant Accounting Policies footnote in our 2007 Form 10-K (additions to existing disclosures are underlined):

If sufficient Novell-specific objective evidence of fair value does not exist for all undelivered elements and the arrangement involves rights to unspecified additional software products, all revenue is recognized ratably over the term of the arrangement. If the arrangement does not involve rights to unspecified additional software products, all revenue is initially deferred until the only remaining undelivered element is software maintenance or technical support, at which time the entire fee is recognized ratably over the remaining maintenance or support term.

For consolidated statements of operations classification purposes only, we allocate the revenue first to those elements for which we have Novell-specific objective evidence of fair value, and any remaining recognized revenue is then allocated to those items for which we lack Novell-specific objective evidence of fair value.

2.

Similarly, we note the Company has contracts for which you apply the percentage of completion method of accounting. Tell us how you classify revenues from these arrangements in your statement of operations (software licenses or maintenance, subscription, and services) and your justification for your presentation. As previously noted, absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

          Novell Response

As disclosed in Note B., “Summary of Significant Accounting Policies,” to our 2006 Form 10-K, we have multiple-element software arrangements where we apply contract accounting as directed under SOP 97-2. The value of contracts for which we are required to use the percentage of completion method of accounting is less than one percent of our revenue for all periods presented and, therefore, is considered immaterial.

Rule 5-03(b) of Regulation S-X provides that each class which is not more than 10% of the sum of the items may be combined with another class. Accordingly, the total revenue for arrangements in which we apply the percentage of completion method of accounting, combined with the arrangements for which we lack VSOE of fair value among the undelivered arrangement elements, is less than 10% of our total revenue and is therefore, we believe, not required to be disclosed separately.

Novell, Inc. Page 4 of 25	September 20, 2007

In these cases, for income statement presentation purposes only, we classify recognized revenue into its respective license or services element by applying the percentage of completion used to recognize revenue in the period to the respective license and service elements based upon VSOE of fair value for the elements. If we lack VSOE of fair value for one or more elements, we follow the same methodology as described in our response to comment number 1 above to classify the recognized revenue.

This income statement classification approach does not impact the timing or measurement of the revenue recognition for these elements. We have consistently applied this approach for revenue classification and believe it to be rational, systematic and reasonable. We believe our allocation methodology provides the most meaningful presentation and measure of the elements of revenue, cost of revenue and gross margin and best complies with Rule 5-03 of Regulation S-X.

In determining our classification methodology for income statement presentation purposes, we considered several options, including classifying the entire arrangement fee as services or as a separate revenue line item. However, we decided against such approaches in favor of the classification methodology discussed above because it allows the financial statement reader to see our recognized revenue and related cost of revenue, by its license, maintenance and subscriptions and services components, which we consider to be more meaningful to our stakeholders.

In order to clarify our income statement classification methodology, we will revise the following disclosure to the Revenue Recognition and Related Reserves section of our Summary of Significant Accounting Policies footnote in our 2007 Form 10-K (additions to existing disclosures are underlined):

When Novell-specific objective evidence of fair value exists for software maintenance or technical support in arrangements requiring contract accounting, the consulting and license fees are combined and revenue is recognized on the percentage of completion basis. The percentage of completion is generally calculated using estimated hours incurred to date relative to the total expected hours for the entire project. The cumulative impact of any revision in estimates to complete the contract or of any recognition of losses on contracts is reflected in the period in which the changes or losses become known. The maintenance or support fee is unbundled from the other elements and revenue is recognized ratably over the maintenance or support term.

For consolidated statements of operations classification purposes only, we allocate the revenue first to those elements for which we have Novell-specific objective evidence of fair value, and any remaining recognized revenue is then allocated to those items for which we lack Novell-specific objective evidence of fair value.

Novell, Inc. Page 5 of 25	September 20, 2007

Note B. Summary of Significant Accounting Policies

Revenue Recognition and Related Reserves, page 68

3.

We note in your disclosure that you recognize revenue upon delivery of your software products or for SUSE Linux products, when the product is sold to the end customer. We also note in your disclosure that one of the criteria for recognizing revenue related to such products is when the fee is fixed or determinable and is not subject to a refund or cancellation. However, you also disclose that your standard contracts offer a 90-day right of return. Clarify the inconsistencies in your disclosure and whether the 90-day right of return includes refunds to your customers.

          Novell Response

We advise the Staff that our standard practice is to provide customers with a 30-day general right of return. The disclosure of a 90-day right of return was an inadvertent clerical error which we will correct in our 2007 Form 10-K. Further, our 30-day right of return provision allows for a refund and/or credit of any amount paid by our customers. We will revise our disclosure regarding fixed or determinable fees to remove the reference to “refunds”. The following revised disclosures will be included in our 2007 Form 10-K (additions to existing disclosures are underlined):

Software maintenance, upgrade protection, technical support, and subscriptions of SLES typically involve one to three year contract terms. Our standard practice is to provide customers with a 30-day general right of return. Such return provision allows for a refund and/or credit of any amount paid by our customers.

The fee is fixed or determinable – Fees are fixed or determinable if they are not subject to cancellation or other payment terms that exceed our standard payment terms. Typical payment terms are net 30 days.

4.

We also note in your disclosure that Novell specific objective evidence of fair value for elements in your multiple element arrangements is determined based upon the price charged when each element is sold separately. Please explain your methodology and assumptions used to determine Novell specific objective evidence of fair value of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. initial term for maintenance, upgrade protection and technical support). For instance, does the price charged for the individual elements vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of each undelivered element. In this regard, tell us the percentage range allowed for your pricing for the undelivered elements that you consider to be representative of Novell specific objective evidence for each element and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Novell, Inc. Page 6 of 25	September 20, 2007

          Novell Response

As disclosed in Note B., “Summary of Significant Accounting Policies,” to our 2006 Form 10-K and in accordance with SOP 97-2 paragraph 10, VSOE of fair value is determined based on the price we charge when each element is sold separately. Accordingly, unless there is a significant change that necessitates a more timely analysis, during the fourth fiscal quarter of each year we perform an annual analysis of sales transactions for the prior 12-month period to establish that we have a history of stand-alone sales of licenses, maintenance, upgrade protection, technical support, training and consulting services such that 80% of stand-alone sales transactions based on volume are priced within a reasonable range of our standard prices (VSOE). We perform this analysis by gathering and compiling transaction information on a rolling 12-month basis for all products and services. We consider a range of plus or minus 10% to be reasonable and to support VSOE of fair value. Standard price is defined as list price net of a standard discount based on customer type and geographic region. Customer types are defined by the programs under which they have an agreement to purchase our products and services. Customer types include large corporate, academic, and government customers, among other organizations. Additionally, we take into consideration whether customers are direct or indirect in our analysis of customer type. Geographical regions are defined as Americas (including North and South America), Europe, Middle East and Africa (“EMEA”), and Asia Pacific. The price charged for individual elements does vary from customer to customer, but our prices for the individual elements are consistent within a range of plus or minus 10% of standard price by customer types and geographical regions.

Generally, the initial term for maintenance, upgrade protection and technical support ranges from one to three years.

While the substantial majority of our support for VSOE is derived from stand-alone sales transactions, in limited cases, we follow the guidance in paragraph 57 of SOP 97-2 and AICPA TPA 5100.52 and 5100.55 and use renewal rates to determine VSOE of fair value for maintenance, provided such renewals are substantive and not required on the part of the customer. In such cases, during the fourth fiscal quarter of each year we perform an annual analysis of sales transactions for the prior 12-month period to ensure customers are actually renewing at the stated rates and that the rates are substantive, as evidenced by a comparison to the rates charged when sold separately.

After our most recent annual testing, we concluded that we have established a history of consistent pricing to support VSOE of fair value for licenses, maintenance, upgrade protection, technical support, training and consulting.

Novell, Inc. Page 7 of 25	September 20, 2007

Note C. Staff Accounting Bulletin No. 108, page 73

5.

We note in your disclosure that the review of your historical stock-based compensation practices uncovered differences in measurement dates related to stock-based compensation. Additionally, we note that you determined these differences were not material to any prior period on either a quantitative or qualitative basis and that you recorded the effects of these differences by using the SAB 108 cumulative effect adjustment during fiscal 2006. Based on your facts and circumstances and given the subject matter of the review, it is unclear whether the use of the one-time cumulative adjustment permitted by SAB 108 is appropriate. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

          Novell Response

As disclosed in Note C., “Staff Accounting Bulletin No. 108,” to our 2006 Form 10-K, as a result of our self-initiated review of our historical stock-based compensation practices, we determined that additional compensation expense of $19.2 million, net of income taxes, was required in the period from fiscal year 1997 to 2005 as a result of adjustments to measurement dates for certain grants resulting from administrative corrections, lack of specificity of shares granted and incomplete or late authorization.

The annual adjustment required in each of the fiscal years 1997 to 2005 to record the $19.2 million of additional stock-based compensation expense was immaterial to each of the individual fiscal years from 1997 to 2005. However, the adjustment required to correct the cumulative amount in fiscal year 2006 would have been material.

We implemented Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in fiscal year 2006, the transition to which provided for a one-time opportunity to record prior period unrecorded adjustments as a cumulative adjustment to retained earnings as of the beginning of the fiscal year. As a result, we did not restate prior period financial statements but rather adjusted retained earnings at November 1, 2005 by $19.2 million for the unrecorded stock-based compensation adjustments for the fiscal year period from 1997 to 2005. This adjustment to retained earnings reduced beginning fiscal year 2006 retained earnings from $984 million to $965 million, or a reduction of 2%.

          Quantitative and Qualitative Considerations

When evaluating the impact on prior periods of the adjustments required as a result of our review of historical stock-based compensation practices, we applied the guidance in SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), to assess materiality, including the use of both quantitative and qualitative factors. Our assessment of materiality was performed using the “roll-over” method. Prior to the adoption of SAB 108, we historically used the roll-over method in assessing financial statement errors. In addition, included in our assessment of materiality were $0.9 million, net of income taxes, of certain “out-of-period” corrections made in fiscal years 2005 and 2006. In the period these corrections were made, we determined that these corrections were immaterial to the periods of correction and to the periods of origin, which were in fiscal years 2002 to 2005. There were no other prior period corrections or unadjusted audit differences that should be considered in our analysis.

Novell, Inc. Page 8 of 25	September 20, 2007

          Fiscal years 1997 to 2005 annual assessment of materiality — quantitative assessment

Shown below are the effects on pre- and post-tax income (loss), retained earnings and earnings per share (EPS) of the stock-based compensation adjustments, separately and in the aggregate with other prior period corrections.

 $ amounts in 000's
                                                                                                                    Fiscal Year
                                            ---------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                1997             1998             1999             2000            2001            2002            2003          2004           2005           2006
                                            --------------   --------------   --------------   --------------   ------------   -------------   -------------  ------------   ------------   ------------
 Stock compensation adjustments
   Stock compensation adjustments             $       375       $    1,492       $    2,606       $    4,398      $   7,387       $   3,074       $   1,173      $    698       $    596       $     96
   Income tax expense (benefit)                         5             (487)            (737)            (574)        (1,392)           (764)          1,734             -           (395)           (31)
                                            --------------   --------------   --------------   --------------   ------------   -------------   -------------  ------------   ------------   ------------
     Total                                    $       380       $    1,005       $    1,869       $    3,824      $   5,995       $   2,310       $   2,907      $    698       $    201       $     65

 Change to pre-tax income (loss)
   Pre-tax income (loss) as reported          $  (150,570)      $  141,634       $  243,836       $   70,672      $(274,674)      $ (96,699)      $ (59,083)     $ 57,931       $457,951       $ 30,953
   Stock compensation adjustments                    0.2%             1.1%             1.1%             6.2%           2.7%            3.2%            2.0%          1.2%           0.1%           0.3%
   All adjustments                                   0.2%             1.1%             1.1%             6.2%           2.7%            4.1%            2.7%          0.1%           0.2%           0.3%

 Change to net income (loss)
   Net income (loss) as reported              $   (78,296)      $  101,976       $  190,747       $   49,470      $(272,870)      $(246,823)      $(161,904)     $ 57,188       $376,722       $ 18,721
   Stock compensation adjustments                    0.5%             1.0%             1.0%             7.7%           2.2%            0.9%            1.8%          1.2%           0.1%           0.3%
   All adjustments                                   0.5%             1.0%             1.0%             7.7%           2.2%            1.2%            0.6%          1.2%           0.6%           1.4%

 Cumulative change to retained earnings
   Retained earnings as reported              $ 1,188,361       $1,290,337       $1,432,624       $1,319,853      $ 985,486       $ 738,663       $ 576,759      $607,851       $984,107       $859,704
   Stock compensation adjustments                    0.0%             0.1%             0.2%             0.5%           1.3%            2.1%            3.2%          3.1%           1.9%           2.2%
   All adjustments                                   0.0%             0.1%             0.2%             0.5%           1.3%            2.2%            2.9%          2.9%           2.0%           2.3%
The impact of the stock-based compensation adjustments, separately and in the aggregate with other prior period corrections, was 4.1% or less of pre- and post-tax income (loss) in each of the fiscal years 1997 to 2005, with the exception of fiscal year 2000 which was 6.2% and 7.7% of pre- and post-tax net income, respectively. In addition, the stock-based compensation adjustments on a cumulative basis were 3.2% or less of retained earnings in each of the fiscal years 1997 to 2005.

We concluded that this quantitative assessment indicated that the impact of the stock-based compensation correcting adjustments, separately and in the aggregate with other prior period corrections, was immaterial to each of the fiscal years 1997 to 2005. As noted above, in fiscal year 2000, the change to pre- and post-tax income was 6.2% and 7.7%, respectively. Even though these changes to fiscal year 2000 exceeded the 5.0% rule-of-thumb threshold for materiality, we concluded that, when assessed in conjunction with the qualitative factors discussed below, the impact of the adjustment was immaterial.

Novell, Inc. Page 9 of 25	September 20, 2007

          Fiscal years 1997 to 2005 annual assessment of materiality – qualitative assessment

We considered several qualitative factors, including those outlined in SAB 99, in assessing the materiality of each of the adjustments totaling $19.2 million, net of income taxes, in the fiscal years 1997 to 2005. We noted that these adjustments:

•

Did not result from intentional wrongdoing by any former or current Novell employees, officers or directors, based on a review conducted by independent outside legal counsel retained by the Audit Committee of the Board of Directors;

•	Did not change a loss to income or vice versa;
•	Did not mask a change in earnings or any other trends;
•	Did not involve concealment of an unlawful transaction;
•

Did not affect compliance with regulatory, external financial or contractual requirements (we had no debt prior to July 2004), with the exception of the direct ramifications of our self-initiated review of historical stock-based compensation practices that delayed the filing of our Forms 10-Q for the third fiscal quarter 2006 and first fiscal quarter 2007 and our Form 10-K for fiscal year 2006;

•	Did not impact a key segment more so than another because we do not allocate stock-based compensation to our reporting segments; and
•	Did not impact our cash or liquidity position as all expenses are non-cash.

            Also, we noted that, as a result of these adjustments, reported EPS:

•	Was unchanged in fiscal years 2003 and 2004;
•	Was changed by $0.01 in fiscal years 1997 to 2000, 2002 and 2005; and
•	Was changed by $0.02 in fiscal year 2001.

            In assessing the $0.02 change in EPS in fiscal year 2001, we noted that:

•	Fiscal year 2001 was not reported in our fiscal year 2006 Form 10-K; and
•	The $0.02 change in fiscal year 2001 was 2% of reported EPS of ($0.82).

In assessing the $0.01 change in EPS in fiscal year 2005, the only year to be reported in our fiscal year 2006 Form 10-K where EPS was impacted, we noted that this change was 1% of reported EPS of $0.86, which was immaterial.

Also, we noted that these adjustments in fiscal years 1997 to 2005 and the resulting changes to reported EPS in certain years would most likely not result in a positive or negative market reaction for the following reasons:

•

The majority of the stock-based compensation adjustments, approximately 91%, originated from adjustments to measurement dates in prior periods that we believed were not as significant to investors today, primarily fiscal year 2000 and earlier years; and

•

There was no significant positive or negative market reaction when we filed a Form 8-K on April 19, 2007 announcing, among other things, that our self-initiated review of stock-based compensation practices had not identified any intentional wrongdoing by any former or current Novell employees, officers or directors.

Novell, Inc. Page 10 of 25	September 20, 2007

Also, we considered the impact of these adjustments on management compensation and on analysts’ consensus estimates as recommended in SAB 99. We noted the following:

•

Management compensation – Our fiscal year 2006 and 2007 management incentive compensation calculation excludes the impact of stock-based compensation, primarily as a result of the implementation of Statement of Financial Accounting Standard (“SFAS”), No. 123R, “Share Based Payment” (“SFAS 123R”), in fiscal year 2006. Prior to fiscal year 2006, however, stock-based compensation was not specifically excluded from management’s incentive compensation calculation.

Nonetheless, the historic funding and awarding of management’s incentive compensation has consistently involved some level of discretion. For example, the impact of one-time or unusual items such as asset impairments, gains (losses) on the sale of corporate assets, gains (losses) on the disposition of subsidiaries and restructuring charges has typically been excluded from management’s incentive compensation calculation.

Accordingly, based on the facts that 1) the impact of stock-based compensation has been excluded from management’s incentive compensation calculation in fiscal year 2006 and 2007; 2) one-time or unusual items have been excluded from the management incentive compensation calculation historically; and 3) the stock-based compensation adjustments are non-cash charges, we believed that these adjustments would have been excluded from management’s incentive compensation calculation in the past.

•

Guidance and analyst consensus estimates – In certain years during the fiscal year periods 1997 to 2005, we provided quarterly guidance. In all years covered by the review period, financial analysts developed and reported quarterly performance estimates. However, annual estimates have not traditionally been provided by us or tracked and reported by analysts. Accordingly, we cannot effectively assess the impact of the stock-based compensation adjustments on annual analyst consensus estimates in the fiscal year periods from 1997 to 2005.

In addition to the qualitative factors noted above, we also considered additional qualitative factors related to fiscal year 2000. We noted the following:

•

In fiscal year 2000, we experienced a revenue decline of over $110 million due to significant declines in our packaged software sales. We incurred restructuring charges of $47.9 million in fiscal 2000 in response to these declines. These financial factors resulted in a substantially different earnings trend from prior years. Accordingly, we noted the following:

o	As discussed in our fourth fiscal quarter 2000 press release, we expected weak year-end financial performance. Accordingly, in our analysis of materiality, we believed that the $0.01 change to fiscal year 2000 reported EPS would not have impacted investors’ assessment of our performance; and

Novell, Inc. Page 11 of 25	September 20, 2007

o	In our experience, analysts and investors have not considered restructuring charges in their models or assessment of our performance. Accordingly, if the $47.9 million restructuring charge were excluded from our quantitative calculation of materiality for fiscal year 2000, the change to pre- and post-tax income from the stock-based compensation adjustment would have been 3.7% and 3.9%, respectively, as shown below:

 $ amounts in 000's
                                     Fiscal Year 2000                            Stock Compensation
                     ----------------------------------------------  -------------------------------------------

                                       Restructuring                                     % of          % of
                       As reported       Charge         Adjusted        Adjustment     Reported      Adjusted
                     --------------  --------------   -------------  -------------   ------------  -------------

 Pre-tax income            $70,672        $ 47,892        $118,564        $ 4,398       6.2%           3.7%
 Net income                 49,470          47,892          97,362          3,824       7.7%           3.9%
•	Fiscal year 2000 was not reported or disclosed in our fiscal year 2006 Form 10-K, which reduced the significance of any adjustments in fiscal year 2000.

In light of these quantitative and qualitative factors, we concluded that the correcting adjustments, discussed above, were immaterial to each of the fiscal years in the 1997 to 2005 period.

          Fiscal year 2005 and 2006 quarterly assessment of materiality

In assessing the materiality of the adjustments, we also analyzed the impact on the fiscal year 2005 and 2006 quarterly reporting periods because they were disclosed in the selected consolidated quarterly financial data in our 2006 Form 10-K.

We considered quantitative factors and the qualitative factors noted in the qualitative factors discussion in the “Fiscal years 1997 to 2005 annual assessment of materiality” section above in assessing the materiality of each of the adjustments in the fiscal year 2005 and 2006 quarterly reporting periods.

In light of these factors, we concluded that the correcting adjustments were immaterial to the fiscal years 2005 and 2006 and each of the quarterly reporting periods.

Novell, Inc. Page 12 of 25	September 20, 2007

          Staff Accounting Bulletin 108 (“SAB 108”)

SAB 108 was issued by the SEC and provides accounting guidance on quantifying and evaluating the materiality of unrecorded misstatements. Adoption of SAB 108 requires that companies use both the “roll-over” and “iron curtain” methods of evaluating the materiality of unrecorded misstatements going forward, which is referred to as the “dual method.” In the past, companies could use either method, provided it was consistently followed.

SAB 108 provides transition guidance that allows for a one-time opportunity to record prior period unrecorded adjustments as a cumulative adjustment to retained earnings as of the beginning of the fiscal year of adoption if the impact of adopting the “dual method” is material. Since $19.2 million, net of income taxes, would be material to fiscal year 2006, the year of adoption, we adjusted retained earnings at November 1, 2005 by $19.2 million for unrecorded stock-based compensation adjustments. As noted above, this adjustment to retained earnings reduced beginning fiscal year 2006 retained earnings from $984 million to $965 million, or a reduction of 2%.

We were required to meet two key requirements in order to adopt SAB 108 using the one-time cumulative adjustment to retained earnings to record prior period unrecorded adjustments:

•

First, the stock-based compensation adjustments to be corrected through the cumulative adjustment to retained earnings could not be a result of any intentional wrongdoing or fraudulent activities. As noted in the qualitative assessment discussion in the “Fiscal years 1997 to 2005 annual assessment of materiality” section above and in our Form 8-K filed on April 19, 2007, these adjustments did not result from intentional wrongdoing by any former or current Novell employees, officers or directors, based on a review by independent outside legal counsel retained by the Audit Committee of our Board of Directors; and

•

Second, we must have consistently followed the “roll-over” method of assessing the materiality of financial statement errors. Based on our evaluation of the prior period corrections and on all other known facts about our past accounting practices, including discussions with our auditors and with former senior finance employees, we determined we had consistently used the “roll-over” method to assess materiality of financial statement errors.

Accordingly, we determined that we met the criteria to use the one-time transition provision provided for by SAB 108 at the time of adoption.

6.

We note your disclosures on page 75 where you provide a breakdown of the stock-option backdating adjustments for fiscal 2005, 2004 and the cumulative period prior to fiscal 2004 (fiscal 1997 to 2003). Tell us what consideration you gave to providing a breakdown of the $19.2 million adjustment for each year included in your selected financial data (2002-2005) and the cumulative period (1997-2001) and the percentage impact of such adjustments on the Company’s financial statements for each period (i.e. income (loss) from continuing operations before taxes, income (loss) from continuing operations, net income, etc.) as determined in your SAB 99 analysis.

Novell, Inc. Page 13 of 25	September 20, 2007

          Novell Response

As disclosed in Note C., “Staff Accounting Bulletin No. 108,” to our 2006 Form 10-K, as the result of an independent review, the Audit Committee of our Board of Directors did not find any evidence of intentional wrongdoing by any former or current employees, officers or directors. The errors that were identified in the review were the result of administrative corrections, lack of specificity of shares granted and incomplete or late authorization, not the result of any form of “backdating,” as that term is commonly used.

We disclosed the additional stock-based compensation expense required by changes in measurement dates resulting from our self-initiated review of our historical stock-based compensation practices in all five years presented in Item 6. Selected Financial Data under footnote (e) on page 27 of our 2006 Form 10-K. We did not disclose the percentage impact of such adjustments on our financial statements for each period as we determined the amounts to be immaterial.

Also, we provided a breakdown of the additional stock-based compensation expense required by changes in measurement dates in Note C., “Staff Accounting Bulletin No. 108,” to our 2006 Form 10-K. Our presentation in Note C showed the impact on fiscal 2004 and 2005 separately because those periods were reported in the consolidated statements of operations in our 2006 Form 10-K. Because the impact on all periods under review was not material, on either a quantitative or qualitative basis, the effects on years prior to fiscal 2004 were provided on an aggregate basis. We believed this presentation to be appropriate based on guidance applicable to the initial adoption of SAB 108.

Note J. Goodwill and Intangible Assets

7.

Tell us how you considered the guidance in SFAS 142 in determining that the SUSE Linux tradename has an indefinite useful life. Please describe the specific factors considered in determining that there is not foreseeable limit on the period of time over which this tradename expected to contribute to the cash flows of the reporting entity.

          Novell Response

As disclosed in Note J., “Goodwill and Intangible Assets,” to our 2006 Form 10-K, our trademark and trade name intangible assets primarily related to the SUSE Linux trade name, which we have concluded has an indefinite useful live.

Our acquisition of SUSE Linux was a key component of our strategy to become a major provider in the Linux enterprise operating system market. We acquired SUSE Linux in January 2004. SUSE Linux was a well known brand in the Linux enterprise operating system space, and it was believed that the SUSE Linux trade name would provide us with valuable recognition within the Linux operating system market. It was, and continues to be, our intention to leverage the SUSE Linux trade name to increase our user base for our Linux-based products and services.

Novell, Inc. Page 14 of 25	September 20, 2007

In determining the estimated useful life of the SUSE Linux trade name, we performed an analysis of the factors listed in paragraph 11 of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) which is summarized below:

a.

The expected use of the asset by the entity.

As our entry into the Linux enterprise operating system market was a key part of our strategy to generate revenues to replace our declining legacy product revenues, we planned (and continue to plan) on using the SUSE Linux trade name indefinitely. We considered (and continue to consider) the success of our SUSE Linux-based products and services to be essential to our future success. As the Linux enterprise operating system market was, and continues to be, considered a growth market, there is no present foreseeable limit to the cash flows that can be generated by the SUSE Linux trade name.

b.

The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

Our assignment of an indefinite useful life to the SUSE Linux trade name was consistent with our accounting treatment of other acquired Linux-related trademarks and trade names. We did not identify any other assets or groups of assets which may limit the period of time the SUSE Linux trade name is expected to contribute to our cash flows.

c.

Any legal, regulatory, or contractual provisions that may limit the useful life.

At the time of the acquisition, we were not, and are currently not, aware of any legal, regulatory, or contractual provisions that would limit the SUSE Linux trade name useful life.

d.

Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost.

No barriers exist that prevent our renewal or extension of the SUSE Linux trade name. The SUSE Linux trade name can be renewed every 10 years, indefinitely, by filing an application with appropriate governmental bodies and paying a nominal fee.

e.

The effects of obsolescence, demand, competition, and other economic factors.

The Linux enterprise operating system market was and continues to be a growth market, and there are no indications of obsolescence or lack of demand as the market continues to expand. Third party market research, such as International Data Corporation’s (“IDC”) February 2007 market analysis of the worldwide Linux enterprise operating system market, anticipates this market to have a compound annual growth rate of 23% through 2010, which is the last future year for which IDC provides market research.

The Linux enterprise operating system market was and continues to be characterized as a competitive market; however, according to IDC’s market research as of February 2007, we presently hold the strong number two position in this growing market at approximately 29% of the market, whereas the third position holds a 2.5% share of the market. Furthermore, according to IDC, our market share has grown since our SUSE Linux acquisition, from approximately 20% in 2004 to the current approximate 29%.

Novell, Inc. Page 15 of 25	September 20, 2007

f.

The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

At the time of our acquisition of SUSE Linux, as stated above, we considered the success of our SUSE Linux-related products and services to be critical to our future success. We continue to hold that view. We invested and continue to invest significantly in our Linux enterprise operating system business, of which the SUSE Linux trade name is a key component, and we anticipate significant future cash flows from this business for the foreseeable future.

Based on the analysis discussed above, we believed, and continue to believe, there is substantial evidence that trade names related to the Linux enterprise operating systems have useful lives that are indefinite. Not only does our analysis of the above factors indicate that our SUSE Linux trade name has an indefinite useful life, but we believe that the fact pattern of the SUSE Linux trade name is similar to the fact pattern discussed in Example 7 of SFAS 142. As in that example, we intend to continuously renew the trade name, which we can easily do at little cost as discussed in item “d” above. Linux enterprise operating systems are believed to be in the early stages of their life cycle, and as noted above, third party market research anticipates significant growth opportunities for Linux enterprise operating systems. As in Example 7 of SFAS 142, there is substantial evidence that the SUSE Linux trade name will generate significant cash flows for us for an indefinite period of time.

Over three years after the acquisition, the significance of the SUSE Linux trade name to our current and future operations continues to grow. There are currently no plans to curtail the use of the SUSE Linux trade name, and there is no foreseeable date when the value of this trade name will diminish. The value of the SUSE Linux trade name was also recently validated by the agreement we entered into with Microsoft in November 2006, which is discussed in the response to comment number 12 below. This agreement will assist us in continuing to increase the market exposure of the SUSE Linux trade name.

It is important to note that we review on a quarterly basis the indefinite-lived status of the SUSE Linux trade name in accordance with SFAS 142, and, through the course of these quarterly reviews, we have not found any indication that the SUSE Linux trade name has a finite useful life.

Novell, Inc. Page 16 of 25	September 20, 2007

Note P. Senior Convertible Debentures, page 99

8.

We note that as a result of not filing your periodic reports in a timely manner, the trustee of your Debentures asserted that you were in default under the indenture and that you entered into a first supplement indenture that included additional interest of 7.3% per annum from November 9, 2006 to November 9, 2007. We also note that the change in terms of the Debentures did not result in substantially different cash flows which resulted in the modification of the Debentures. Provide us with your present value analysis supporting your statement that the modification of your Debentures did not change the net present value of the cash flows by more than 10%.

          Novell Response

As disclosed in Note P., “Senior Convertible Debentures,” to our 2006 Form 10-K, our consent solicitation in November 2006, which resulted in a change in the terms of our Debentures, required us to determine if the new terms resulted in a modification or extinguishment of the debt. We followed the guidance provided in EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), and other related pronouncements in determining that the change in terms of our Debentures did not change the net present value of the future cash flows by more than 10%, which indicated we should account for the change in the terms of the Debentures as a modification, not an extinguishment, of debt.

As required by EITF 96-19, we used the effective interest rate of our original Debentures of 1% as the discount rate when performing the present value analysis. The calculation of the 1% effective interest rate is comprised of 0.5% for the interest rate on the Debentures and 0.5% for the debt issuance amortization costs.

Our analysis of the future cash flows under the original and the modified terms is shown in Attachment A and confirms that that the change in the present value of the cash flows between the original and the modified terms is 7.4%, which is below the 10% threshold. Accordingly, we determined that the change in the terms of the Debentures did not result in substantially different cash flows.

Note S. Legal Proceedings, page 101

9.

We note that a verdict was found in favor of the plaintiffs against you in the amount of $19 million as it relates to the Amer Jneid litigation and that if a final judgment against you is entered by the trial court, you intend to appeal of any resulting judgment. We also note a settlement agreement has been reached related to the Silverstream litigation although the settlement agreement has not been approved by the Court. Clarify the amounts you have accrued related to these cases, as well as the SCO Group, Inc. suit filed against you, including what amounts are included in the $24 million adjustment related to your outstanding contingencies as disclosed on page 103.

Novell, Inc. Page 17 of 25	September 20, 2007

          Novell Response

The following table shows the amount accrued for each of the above referenced cases that are disclosed in Note S., “Legal Proceedings,” to our 2006 Form 10-K:

Case Amer Jneid SilverStream SCO Group, Inc Total	Amount Accrued ($ millions) $27.0 0.0 0.0 $27.0

As disclosed in Note S., “Legal Proceedings,” a jury verdict was found against us in the Amer Jneid case in the amount of $19 million. In addition to the $19 million verdict, we estimate that we will pay approximately $8 million for plaintiff attorney fees and pre-judgment interest, for a total of $27 million. Prior to fiscal 2006, we accrued $3 million for the Amer Jneid case, which was immaterial to the periods in which it was accrued. During fiscal 2006, however, we increased our accrual by $24 million based on negative developments in the case, which brought our total accrual to $27 million. This is our current best estimate of what we expect to pay. In order to clarify the amounts accrued for the Amer Jneid case, we added the following to our disclosure in the Legal Proceedings footnote in our third quarter fiscal 2007 Form 10-Q and will include similar language in our 2007 Form 10-K (assuming the facts do not change before then):

As a result of the verdict, a judgment was entered against us on August 27, 2007 in the amount of $19.0 million plus an additional $4.5 million in prejudgment interest. In addition, we estimate that we will pay approximately $3.5 million for plaintiff attorney fees, for a total of $27.0 million. As of July 31, 2007, we have accrued $27.0 million for this matter. We have filed various post-trial motions, with the hope of reducing the verdict amount and also intend to pursue an appeal of the judgment to the California Court of Appeals. While there can be no assurance as to the ultimate disposition of the litigation, we do not believe that its resolution will have a material adverse effect on our financial position, results of operations or cash flows.

With respect to the SilverStream class action proposed settlement agreement that has not been approved by the court, no amounts have been accrued because it is not probable that we will have to make payment. It is likely that the underwriters, which are a party in the class action suit, will be required to make payment, but not ourselves.

With respect to the suit filed against us by the SCO Group, Inc, we did not record a liability as we believed that a loss was not probable. Recent facts, including the judgment on August 10, 2007, which dismissed the SCO Group, Inc’s claims against us, support our original assessment that a loss was not probable.

Novell, Inc. Page 18 of 25	September 20, 2007

10.

We also note in your disclosures regarding your various legal proceedings where you indicate that you do not believe that the resolution will have a material impact on your financial position, results of operation or cash flows. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer by analogy to Question 2 of SAB Topic 5Y.

          Novell Response

We respectfully acknowledge the Staff’s comment and confirm we will assess each individual case on a quarterly basis for any required disclosure. We acknowledge the requirement to disclose, depending upon the facts and circumstances, either (a) the estimated additional loss, or range of loss, that is reasonably possible, if material, or (b) state that such an estimate cannot be made, whichever is most appropriate to the specific legal case.

Note AA. Segment Information, page 115

11.

We note from your segment footnote that the Company’s geographic segments include the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

          Novell Response

We have direct operations in Israel and South Africa. All other business conducted in the Middle East and Africa is through partners from which we have sales in the following countries: Bahrain, Botswana, Egypt, Ethiopia, Ghana, Jordan, Kenya, Kuwait, Mauritius, Mozambique, Nigeria, Oman, Qatar, Saudi Arabia, Swaziland, Tanzania, Uganda, United Arab Emirates, Uzbekistan, and Zimbabwe.

Form 10-Q For the Quarterly Period Ended April 30, 2007

Note B. Significant Accounting Policies

Recognition Policy – Microsoft Agreements-related Revenue, page 7

12.

We note you entered into a Business Collaboration Agreement, a Technical Collaboration Agreement, and a Patent Cooperation Agreement with Microsoft Corporation. Explain the following as it relates to your revenue recognition policy for such agreements:

          Business Collaboration Agreement:

•

Clarify the terms of the agreement including how many subscription “certificates” were included in the $240 million payment by Microsoft and how you established vendor specific objective evidence for these “certificates” given the single and multi-year subscriptions offered to end customers. Additionally, tell us whether you will earn any additional revenue beyond the $240 million received from Microsoft from the sale of the combined offering to end customers.

Novell, Inc. Page 19 of 25	September 20, 2007

          Technical Collaboration Agreement:

•	Clarify the terms of the agreement including each party’s obligations.
•	Tell us the authoritative literature applied in accounting for this arrangement.
•

Tell us whether the development of software under these arrangements involve significant production, modification or customization of your existing software and whether technological feasibility has been achieved prior to entering into the agreements.

•	Tell us whether the funding contributed by the Microsoft is refundable and how the funding is accounted for upon receipt.
•	If you are successful in developing a product under this agreement, tell us whether you have the exclusive right to use or sell the resulting products developed.
•

Your disclosure indicated that you combined the $108 million and the amounts you “will receive” for the Technical Collaboration Agreement and are recognizing this revenue ratably over the contractual terms of the agreement. Tell us the amount you will receive for this agreement. Tell us when you anticipate receiving such payments and how you accounted for such funds prior to receipt.

          Patent Cooperation Agreement:

•	Clarify the terms of the agreement including what each party’s payment obligation represents.
•

Tell us the authoritative literature applied in accounting for this arrangement. In this regard, tell us why recognizing the $108 million up-front payment by Microsoft ratably over the contract term with the periodic payments made to Microsoft recorded as a reduction in revenue is appropriate.

•	Clarify the timing of recognizing the periodic payments made to Microsoft in relation to the recognition of the $108 million up-front payment made by Microsoft.

Overall, tell us how you determined there is objective and reliable evidence of fair value for each of your undelivered elements in this arrangement. In this regard, tell us how you considered the guidance in paragraph 16 of EITF 00-21, which states “contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.”

          Novell Response

As disclosed in Note B., “Significant Accounting Policies,” to our Form 10-Q for the quarterly period ended April 30, 2007, we entered into a Business Collaboration Agreement, a Technical Collaboration Agreement, and a Patent Cooperation Agreement with Microsoft on November 2, 2006.

Novell, Inc. Page 20 of 25	September 20, 2007

          Business Collaboration Agreement

Under the Business Collaboration Agreement (“BCA”), Microsoft made an upfront payment to us of $240 million for the purchase of SUSE Linux Enterprise Server (“SLES”) maintenance subscription certificates, which Microsoft may use, resell or otherwise distribute over the term of the agreement. These certificates allow the holder to obtain single or multi-year subscriptions for SLES maintenance support from us (entitling the certificate holder to when-and-if-available unspecified upgrades, updates and technical support). The term of the agreement is 5 years and 2 months, terminating on January 1, 2012.

Because Microsoft is allowed to purchase certificates for single or multi-year subscriptions at either the standard support or priority support levels, there is a range in the number of certificates Microsoft is able to purchase under the agreement. Based on these variables and certain minimum purchase commitments in the agreement, the range of certificates that can be purchased is approximately [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR1OF6/RL09.20.2007].

At the time of the agreement, we had an established history of selling single and multi-year subscriptions for SLES support on a stand-alone basis. The price per subscription offered to Microsoft was consistent with sales of subscriptions to our other large customers. Therefore, we concluded that we had VSOE of fair value for the sale of subscriptions for SLES support in the Microsoft agreement.

The BCA specifies a purchase price of $240 million, which Microsoft paid upon execution of the agreement. We do not anticipate at this time earning any additional revenue from Microsoft relating to subscriptions beyond the $240 million already received from Microsoft. There may be, however, end customers who purchase certificates from Microsoft, and who desire to purchase additional products or services directly from us, even if they were not previously our customer. It is our goal to leverage this new customer base and generate additional revenues.

Please refer to our response at the end of this section regarding our revenue recognition determination and the application of authoritative literature in accounting for this and the other agreements with Microsoft.

          Technical Collaboration Agreement

Under the Technical Collaboration Agreement (“TCA”) Microsoft and Novell agreed to promote improved interoperability and virtualization whereby Windows will run on SLES or SUSE Linux Enterprise Desktop (“SLED”) and vice versa. Under the TCA, we will work together with Microsoft on ways for OpenOffice and Microsoft Office users to best share documents, and both Microsoft and ourselves will take steps to make translators available to improve the interoperability between OfficeXML and OpenDocument formats.

Novell, Inc. Page 21 of 25	September 20, 2007

[CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR2OF6/RL09.20.2007]

On February 11, 2007, Microsoft signed a Second Amended and Restated Technical Collaboration Agreement (“Revised TCA”) with us. The Revised TCA superseded the First Amended and Restated Technical Collaboration Agreement which had been signed on January 16, 2007 and which did not materially change the terms or accounting treatment of the TCA. [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR3OF6/RL09.20.2007]

The development of software under this agreement does not involve significant further development and modification of our existing software. We are developing new software for virtualization, systems management, and document translation between OpenOffice and Open XML formats. Technological feasibility for the new software had not been achieved prior to entering into the agreement. We will have the exclusive right to use or license any product we successfully develop under the TCA, unless (i) we choose to license all or a portion of such product under an open source license or (ii) licensed intellectual property included in such product requires us to use or license such product on a non-exclusive basis.

Please refer to our response at the end of this section regarding our revenue recognition determination and the application of authoritative literature in accounting for this and the other agreements with Microsoft.

Novell, Inc. Page 22 of 25	September 20, 2007

          Patent Cooperation Agreement

Under the Patent Cooperation Agreement (“PCA”), Microsoft and Novell agreed to covenant to each other’s customers not to sue such customers for infringement of each other’s Covered Patents. Covered Patents are defined as all patents filed by each company on or before January 1, 2012. The obligation to covenant not to sue under the Covered Patents terminates at the end of the term of the patent agreement, which is January 1, 2012, except with respect to a subset of the Covered Patents to which the obligation continues thereafter. In addition, Novell and Microsoft each irrevocably released the other party and its customers from any liability for patent infringement arising prior to November 2, 2006.

Microsoft paid us $108 million for the releases and the covenants. Also under the terms of the agreement, we have begun to pay Microsoft a fee based on our Open Platform Solutions (“OPS”) and Open Enterprise Server (“OES”) revenues, with a minimum guaranteed payment of $40 million over the life of the agreement.

As noted above, under the PCA, we are required to make periodic payments to Microsoft over the term of the arrangement based on our OPS and OES revenues. EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-09”), provides that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue unless the vendor receives an identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. Since we cannot identify and value a benefit received (not a benefit that is “sufficiently separable” from the intellectual property (“IP”) rights extended to Microsoft for $108 million), the periodic payments made to Microsoft are being netted against the Microsoft revenue recognized.

Please refer to our response at the end of this section regarding revenue recognition determination and the application of authoritative literature in accounting for this and the other agreements with Microsoft.

          Overall Revenue Recognition Determination

As the three agreements (BCA, TCA, and PCA) are inter-related and were negotiated and executed simultaneously, we considered all the agreements to constitute one arrangement containing multiple elements for accounting purposes. After applying EITF 03-05, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” we determined that the SLES subscription purchases were within the scope of SOP 97-2, while the patent cross covenant (IP covenant) and technical collaboration work were outside the scope of SOP 97-2, as there are no software related elements, as defined under SOP 97-2, to these agreements and the SLES subscriptions are not essential to the functionality of these elements. As such, we applied EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), to determine if we could separate and allocate the consideration between the SOP 97-2 elements and the non-SOP 97-2 elements. At the time of the execution of the agreements, we had an established history of selling single and multi-year subscriptions for SLES support on a stand-alone basis. The price offered to Microsoft was consistent with other sales of these offerings to our other large customers. Therefore, we concluded that we had VSOE for each of the SLES support offerings in the Microsoft BCA. However, we determined that we did not have verifiable objective evidence (“VOE”) of fair value for either the PCA payment of $108 million [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR4OF6/RL09.20.2007] , as revised, as these amounts were determined as a result of specific, unique negotiations with Microsoft. In accordance with paragraph 16 of EITF 00-21, contractually stated prices should not be presumed to be representative of fair value. In addition, the PCA requires inclusion of future patents filed by us up to January 1, 2012. Similarly, the TCA requires us to perform other duties, including updates to the OpenOffice tools, during the term of the agreement. After applying EITF 00-21, we concluded there are undelivered elements for which VOE of fair value does not exist (patent cross covenants arrangement and the TCA) and there are undelivered elements for which VSOE does exist (undelivered service obligations related to the SLES subscriptions).

Novell, Inc. Page 23 of 25	September 20, 2007

With respect to the SLES support certificates, we determined since we had VSOE for the support certificates, we should account for the consideration received ($240 million), in accordance with SOP 97-2, and recognize the revenue ratably over the respective subscription terms beginning upon customer activation or for subscriptions not activated, completely upon subscription expiration. This is representationally faithful to the economics of the SLES transactions since this is the accounting that would be followed if SLES was the only component in the arrangement.

With respect to the PCA payment of $108 million [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR5OF6/RL09.20.2007] , since we did not have VOE for these arrangements, both elements had the same contractual term (11/2/06 to 1/1/12), and services under the agreements began immediately upon the signing of the deal, we determined that these elements should be combined and recognized ratably, beginning on November 2, 2006, over the contractual term. This represents a reasonable approximation of the discharging of our obligations related to these elements and no other attribution method was considered preferable. The patent agreement requires all current and future patents filed by us prior to January 1, 2012 to be included in our covenant not to sue Microsoft’s customers. As such, the agreement includes a continuing performance obligation for us to provide patent covenants for future patents such that delivery is not complete until the end of the contractual term. The PCA provides that for patents filed on or before January 1, 2001 the obligation to covenant not to sue terminates 6 years after the date the last patent expires, which will be after January 1, 2012. We do not consider this to have an impact on the accounting term as all patents included in our obligation will be delivered as of January 1, 2012. Therefore, delivery is considered complete as of January 1, 2012 as we will not have to give rights to any further patents issued after January 1, 2012 (this is analogous to the delivery of all product master copies under SOP 97-2). Our services required under the TCA commenced immediately upon the signing of the deal. The TCA requires us to update our translator if updates to OpenOffice are released during the term of the agreement and requires us to develop (by ourselves or through our contractors or partners), and make commercially available, certain software modules, with the objective of providing an improved customer experience when using our management products to monitor and manage Windows Server operating systems. As such, we have continuing service performance obligations which could last throughout the term of the arrangement.

Novell, Inc. Page 24 of 25	September 20, 2007

[CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. - CTR6OF6/RL09.20.2007]

In addition to the comments above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at your convenience.

Sincerely yours,

By /s/ Dana Russell
Dana Russell
Senior Vice President and Chief Financial Officer
Novell, Inc.
781-464-8072

Novell, Inc. Page 25 of 25	September 20, 2007

                                                  Attachment A
                                             Debt Modification Test

                                                   Original Debt
   ---------------------------------------------------------------------------------------------------------------
                                                              2007                2008                2009
                                                       -------------------  ------------------  ------------------
   Principal debt balance                                 $   600,000,000     $   600,000,000      $  600,000,000
   First put and call date, July 2009                             100.00%             100.00%              70.83%
   Interest rate                                                    0.50%               0.50%               0.50%
                                                       -------------------  ------------------  ------------------
   Interest payments                                            3,000,000           3,000,000           2,125,000
   Debt principal repayment                                                                           600,000,000
   Cash flow                                                    3,000,000           3,000,000         602,125,000
                                                       ===================  ==================  ==================

   Total undiscounted cash flows                          $ 608,125,000

   Discount rate - 1%                                            0.9950                0.9852              0.9754

   Discounted cash flows                                      2,985,112             2,955,556         587,331,407

   Total discounted cash flows                            $ 593,272,075

                                                   Modified Debt
   ---------------------------------------------------------------------------------------------------------------
                                                              2007                2008                2009
                                                       -------------------  ------------------  ------------------
   Principal debt balance                                 $   600,000,000     $   600,000,000      $  600,000,000
   First put and call date, July 2009                             100.00%             100.00%              70.83%
   Interest rate                                                    5.51%               2.82%               0.50%
                                                       -------------------  ------------------  ------------------
   Interest payments                                           33,053,000          16,927,000           2,125,000
   Debt principal repayment                                                                           600,000,000
   Cash flow                                                   33,053,000          16,927,000         602,125,000
                                                       ===================  ==================  ==================

   Total undiscounted cash flows                            $ 652,105,000

   Discount rate - 1%                                              0.9950              0.9852              0.9754

   Discounted cash flows                                       32,888,964          16,676,232         587,331,407

   Estimate fair value of change to conversion feature             10,000

   Total discounted cash flows                              $ 636,906,603

                                        Comparison of Discounted Cash Flows
   ---------------------------------------------------------------------------------------------------------------
                               Original Debt                New Debt              Change              Change %
                           -----------------------     -------------------  ------------------  ------------------
                               $ 593,272,075             $ 636,906,603         $ 43,634,528                7.4%